FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 6, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Consolidated Results of Operations

Consolidated Results of Operations

Second quarter, year ending March 2014

(US GAAP)

Nomura Holdings, Inc.

October 2013

© Nomura

Outline

Presentation

Executive summary (p. 3)

Overview of results (p. 4)

Business segment results (p. 5)

Retail (p. 6-7)

Asset Management (p. 8-9)

Wholesale (p. 10-12)

Non-interest expenses (p. 13)

Reference: Wholesale non-interest expenses and net revenue (p. 14)

Robust financial position (p. 15)

Funding and liquidity (p. 16)

Financial Supplement

Consolidated balance sheet (p. 18)

Value at risk (p. 19)

Consolidated financial highlights (p. 20)

Consolidated income (p. 21)

Main revenue items (p. 22)

Consolidated results: Income (loss) before income taxes by segment and region (p. 23)

Segment Other” (p. 24)

Retail related data (p. 25-29)

Asset Management related data (p. 30-31)

Wholesale related data (p. 32-33)

Number of employees (p. 34)

Executive summary

Highlights

FY2013/14 1H

Net revenue: Y787.7bn (+2% YoY); Income before income taxes: Y186.2bn (3.4x YoY); Net income1: Y104.0bn (22.1x YoY)

Net income at highest level since FY2002/03 1H

All business divisions reported stronger revenues and income before income taxes compared to the same period last year, while Retail booked highest income before income taxes since fiscal year ended March 2002

FY2013/14 2Q

Slowdown from strong 1Q as Japan-related businesses impacted by market uncertainty and slow client activity

Net revenue and expenses declined YoY as Nomura Real Estate Holdings was a consolidated subsidiary in 2Q last year

– Net revenue: Y356.4bn (-17% QoQ; -11% YoY)

– Income before income taxes: Y72.9bn (-36% QoQ; +106% YoY)

– Net income1: Y38.1bn (-42% QoQ; 13.6x YoY)

– ROE: 6.4% (FY13/14 1Q: 11.3%; FY12/13 2Q: 0.5%)

Three segment net revenue of Y321.7bn (-16% QoQ) and income before income taxes of Y71.4bn (-37% QoQ)

Retail: Net revenue: Y119.7bn (-28% QoQ); Income before income taxes: Y40.0bn (-51% QoQ)

Income before income taxes remained high, albeit down from record 1Q

Asset Management: Net revenue: Y18.6bn (-8% QoQ); Income before income taxes: Y6.2bn (-8% QoQ)

Delivered solid quarter as assets under management (net) topped Y30trn for first time since September 2007 on inflows into investment trusts

Wholesale: Net revenue: Y183.3bn (-6% QoQ); Income before income taxes: Y25.3bn (+0.2% QoQ)

All international regions reported stronger revenues; Japan-related businesses slowed down due to a decline in client activity

Profitability improved as a result of “Fit for the Future” cost initiatives, ensuring income before income taxes in line with 1Q

(1) Net income attributable to Nomura Holdings shareholders.

(2) FY2012/13 figures include Nomura Real Estate Holdings as a consolidated subsidiary.

Overview of results

Highlights

(billions of yen, except EPS and ROE)

FY2013/14 FY2013/14

QoQ YoY 4 YoY 4

2Q 1H

Net revenue 356.4 -17% -11% 787.7 +2%

Non-interest expenses 283.5 -11% -23% 601.6 -16%

Income before income taxes 72.9 -36% +106% 186.2 3.4x

Net income1 38.1 -42% 13.6x 104.0 22.1x

EPS2 9.99 yen -42% 13.5x 27.20 yen 21.8x

ROE3 6.4% 8.9%

(1) Net income attributable to Nomura Holdings shareholders.

(2) Diluted net income attributable to Nomura Holdings shareholders per share. (3) Calculated using annualized net income for each period.

(4) FY2012/13 figures include Nomura Real Estate Holdings as a consolidated subsidiary.

Business segment results

Net revenue and income before income taxes

(billions of yen) FY2013/14 FY2013/14

QoQ YoY 1 YoY 1

2Q 1H

Net Retail 119.7 -28% +48% 286.1 +75%

revenue Asset Management 18.6 -8% +21% 38.8 +22%

Wholesale 183.3 -6% +34% 378.0 +46%

Segment total 321.7 -16% +38% 702.8 +55%

Other 29.6 -31% -81% 72.7 -77%

Unrealized gain (loss) on investments in

equity securities held for operating purposes 5.0 -30% -59% 12.2 +102%

Net revenue 356.4 -17% -11% 787.7 +2%

Income Retail 40.0 -51% 3.6x 121.1 5.2x

before

income Asset Management 6.2 -8% +35% 12.9 +30%

taxes Wholesale 25.3 +0.2% 131.0x 50.5 -

Segment total 71.4 -37% 4.5x 184.4 7.5x

Other* -3.5 — -10.5 -

Unrealized gain (loss) on investments in

equity securities held for operating purposes 5.0 -30% -59% 12.2 +102%

Income before income taxes 72.9 -36% +106% 186.2 3.4x

*Additional information on 2Q income before income taxes:

Loss from changes to own and counterparty credit spreads (Y11.6bn)

(1)	FY2012/13 figures include Nomura Real Estate Holdings as a consolidated subsidiary. 5

Retail

Net revenue and income before income taxes

(billions of yen)

FY2012/13 FY2013/14

QoQ YoY

2Q 3Q 4Q 1Q 2Q

Net revenue 80.8 95.7 138.7 166.3 119.7 -28% +48%

Non-interest expenses 69.8 75.4 81.5 85.2 79.8 -6% +14%

Income before income taxes 11.0 20.3 57.2 81.1 40.0 -51% 3.6x

Retail client assets

(trillions of yen)

87.7 90.9

83.8

67.3 73.6

FY2012/13 FY2013/14

Sep. Dec. Mar. Jun. Sep.

(1) Net asset inflows = Asset inflows – asset outflows . Retail client assets exclude portion from regional financial institutions. (2) Retail channel only.

Key points

Net revenue: Y119.7bn (-28% QoQ; +48% YoY)

Income before income taxes: Y40.0bn (-51% QoQ; 3.6x YoY)

Income before income taxes remained strong, albeit down from 1Q which was best quarter since fiscal year ended March 2002

– Market uncertainty contributed to a decline in investor risk appetite, leading to a slowdown in sales of investment trusts and domestic stocks

– Sales of bonds remained strong as we provided products tailored to the individual needs of retail clients

Continued focus on consulting-based sales helped drive net asset inflows1 above Y1trn predominantly from sales of stocks and bonds

– Retail client assets topped Y90trn supported by market factors

Client franchise

– Retail client assets Y90.9trn

– Accounts with balance 5.09m

– Net asset inflows1 Y1,225.2bn

Recurring revenue Y13.2bn

Investment trust net inflows Y5.8bn

Sales of main investment trusts

– Nomura Currency Select Japan Stock Investment Fund Y190.5bn

– Nomura DB High Dividend Infrastructure Stock Fund Y174.5bn

– Nomura Emerging Bond Premium Y75.7bn

– Amundi European High Yield Bond Fund Y74.5bn

Other sales

– IPOs and public offerings2 Y185.9bn

– Retail bonds (total)2 Y971.5bn

(of which) foreign bonds Y507.1bn

.

6

Retail: Robust sales of bonds, slowdown in equity-related products

Total sales

(billions of yen)

8,000 Stocks Bonds Investment trusts Others

6,000

4,000

2,000

0

FY2012/13 FY2013/14

2Q 3Q 4Q 1Q 2Q

Net asset inflows1 and recurring revenue

(billions of yen) Recurring revenue 55.1

(annualized) (rhs) 52.9 60.0

49.1

41.5 42.4

Recurring revenue 40.0

1,400 (plan)2 1,225

1,000

600 360

188

200 38

-200 -10

FY2012/13 FY2013/14

2Q 3Q 4Q 1Q 2Q

(1) Net asset inflows = Asset inflows – asset outflows . Retail client assets exclude portion from regional financial institutions. (2) Planned progress to meet FY2015/16 recurring revenue target of Y69.6bn. (3) Apr to Sep 2013.

Total sales declined 32% QoQ

Sales of equities and investment trusts were down approx. 40% QoQ

– Strong quarter for equity primary offerings and foreign stocks

– Lower investor risk appetite led to slowdown in equity secondary business and sales of investment trusts

Sales of bonds jumped approx. 60% QoQ, representing best quarter since 2008

– Robust sales of foreign bonds (Brazilian real, Mexican peso, US dollar, etc.)

– Record sales of JGBs for individual investors (Y450.9bn)

Nippon Individual Savings Accounts (NISA)

Encouraging shift from savings to investment by promoting and increasing uptake of NISA

Seminars3: Held 1,100 totaling 30,000 applicants

– Nomura Equity & NISA Seminar

– Summer Investment Seminar 2013

– Using NISA Seminar, others

Wonderful Series: Investment trust lineup recommended for use with NISA accounts Account applications at end of Sep: 850,000 (1m including reservations)

7

Asset Management

Net revenue and income before income taxes

(billions of yen)

FY2012/13 FY2013/14

QoQ YoY

2Q 3Q 4Q 1Q 2Q

Net revenue 15.4 18.8 18.3 20.2 18.6 -8% +21%

Non-interest expenses 10.9 11.5 14.4 13.5 12.5 -8% +14%

Income before income taxes 4.6 7.3 3.9 6.7 6.2 -8% +35%

Assets under management

(trillions of yen) AuM (gross)1 AuM (net)2

36.1 36.8 37.3

32.7

29.6 27.9 29.1 30.0

25.1

22.7

FY2012/13 FY2013/14

Sep. Dec. Mar. Jun. Sep.

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital. (2) Net after deducting duplications from assets under management (gross).

Key points

Net revenue: Y18.6bn (-8% QoQ; +21% YoY)

Income before income taxes: Y6.2bn (-8% QoQ; +35% YoY)

- AuM (net): Reached Y30trn for first time since Sep 2007 on inflows into investment trusts

- Income before income taxes remained strong in line with 1Q

Investment trust business

Nomura Securities channel

- Inflows into existing funds mainly for Japanese stocks and high dividend stocks

2Q fund inflows

Nomura Currency Select Japan Stock Investment Fund Y204.7bn

Nomura DB High Dividend Infrastructure Stock Fund Y133.2bn

Nomura Emerging Bond Premium Y88.4bn

Bank channel

- US Energy Revolution Related Fund AuM and distributors increased

AuM: Y80.4bn (Jun: Y56.1bn, +43% QoQ)

Distributors: 17 companies (Jun: 9 companies)

NISA

- Increasing distributor numbers by proposing investment trusts geared towards NISA

- Expanding investor base through seminars that leverage results of NISA awareness survey

Investment advisory business

Won mandates from leading international asset managers to manage Japan stock funds

Also won mandates for various products including high yield bonds, absolute return funds, and Sharia-compliant funds

8

Asset Management: Continued inflows into investment trusts

Assets under management (gross)1 by business

(trillions of yen)

Investment trust business Investment advisory business

40.0 36.1 36.8 37.3

32.7

30.0 29.6 9.6 10.4 10.5

8.7

7.8

20.0

10.0 21.7 24.0 26.5 26.4 26.8

0.0

FY2012/13 FY2013/14

Sep. Dec. Mar. Jun. Sep.

Investment trust business flow of funds2

(billions of yen) Investment trust business (excl. ETFs) ETFs

500 464

406

400

307

300 257

200 138 153

100 70 48 66

17

0

FY2012/13 FY2013/14

2Q 3Q 4Q 1Q 2Q

Nomura Asset Management share of public investment trust

market3

23.0% 22.4% 22.5% 22.7%

22.1% 22.3%

22.0%

21.0%

20.0%

19.0%

FY2012/13 FY2013/14

Sep. Dec. Mar. Jun. Sep.

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital. (2) Based on assets under management (net). (3) Source: The Investment Trusts Association, Japan.

(4) The Mercer MPA (Japan) Awards are based only on historical return obtained from investment managers and there is no relationship with Mercer’s qualitative ratings or recommendation. Mercer gives no representations or warranties as to the accuracy of such information or method of calculation. Past Performance cannot be relied upon as a guide to future performance. Only Mercer’s Investments in Japan gives the awards to investment managers and no other Mercer offices are responsible for the awards.

High recognition of management capabilities for Japan stocks

Mercer MPA (Japan) Awards 20134

– Investment advisory business awards

Domestic stock (large cap) overall (5-yr): Nomura RAFI Japan Stock Fund Domestic stock growth (3-yr): Japan Stock Active Growth Fund (won for second consecutive year) Won mandates from two leading international asset managers to manage Japan stock funds

– Japan stock funds domiciled in Luxembourg and the Netherlands Selling to retail and high-net-worth investors around the world

– Japan stock fund domiciled in Germany

Selling to German retail and high-net-worth investors

Wholesale

Net revenue and income before income taxes

(billions of yen)

FY2012/13 FY2013/14

QoQ YoY

2Q 3Q 4Q 1Q 2Q

Global Markets 120.7 158.0 173.1 165.3 159.6 -3% +32%

Investment Banking 16.4 30.9 23.8 29.3 23.8 -19% +45%

Net revenue 137.1 189.0 196.9 194.6 183.3 -6% +34%

Non-interest expenses 136.9 144.6 161.3 169.4 158.1 -7% +15%

Income before income taxes 0.2 44.4 35.7 25.2 25.3 +0.2% 131.0x

Net revenue by region

(billions of yen)

200.0

21.8 20.1

26.0 24.5

150.0 50.5 41.1 AEJ

15.0 58.9 45.9 Americas

100.0 45.0 41.2 44.7 EMEA

54.1

72.5 Japan

50.0 44.3 83.4 88.7

58.8

32.8 31.5

0.0

FY2012/13 FY2013/14

2Q 3Q 4Q 1Q 2Q

(1) All new deferred awards granted in May 2013 include “Full Career Retirement” provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

Key points

Net revenue: Y183.3bn (-6% QoQ; +34% YoY)

Income before income taxes: Y 25.3bn (+0.2% QoQ; 131x YoY)

– Japan-related business slowed due to a decline in client activity

– All international regions performed well Global Markets remained key driver

Profitability improved as a result of “Fit for the Future” cost initiatives

– Income before income taxes roughly flat QoQ on stringent cost control and decline in FCR1 related expenses

Regional performance (net revenue; QoQ) Japan (Y58.8bn; -34%)

– Equities and Fixed Income both reported lower revenues due to sluggish market conditions and caution against risk assets

– Although Investment Banking revenues declined from a strong 1Q, we won a number of high-profile ECM/DCM mandates EMEA (Y54.1bn; +21%)

– Fixed Income was the main contributor with solid trading revenues in Credit and Rates

– Investment Banking revenues driven by solutions business and leveraged finance transactions Americas (Y45.9bn; +12%)

– Equities cash execution business a key driver of revenues as market share increased despite a decline in trading volumes

– In Fixed Income, robust performance in Rates products partially offset a slowdown in Securitized Products AEJ (Y24.5bn; +22%)

– All business lines reported higher revenues with Fixed Income being the key driver

Wholesale: Global Markets

Net revenue1

(billions of yen)

Equities 173.1 165.3 QoQ

Fixed Income 158.0 159.6

-3%

120.7 41.9 59.9 YoY

67.8 65.8 +32%

32.7

116.2 113.2

88.0 97.6 93.8

FY2012/13 FY2013/14

2Q 3Q 4Q 1Q 2Q

Key points

Global Markets

Net revenue: Y159.6bn (-3% QoQ; +32% YoY)

– Resilient revenues despite uncertainty in the markets and lower volumes

– Robust performance in all international regions Fixed Income Net revenue: Y93.8bn (-4% QoQ; +7% YoY)

– Rates and FX performance improved, while Credit and Securitized Products revenues declined due to a slowdown in client flows Equities Net revenue: Y65.8bn (-3% QoQ: +101% YoY)

– Revenues driven by stable Execution business and strong performance in Derivatives business

FY2013/14 2Q net revenue by region

YoY QoQ

Global Global Markets

Markets Fixed Equities

Income

AEJ

Americas

EMEA

Japan

0% ~ 5% 5% ~ 15% 15% ~

EMEA: Strong performance in Credit and Rates driven by uptick in structured product client flows and effective position management AEJ: Fixed Income reported significantly higher revenues, driven by Credit and FX

Americas: Equities reported its best revenue quarter since start of US buildout2 on stronger performance in both Cash and Derivatives Japan: Fixed Income and Equities revenues eased off 1Q highs due to slowdown in client activity

(1) Fixed Income and Equities figures for FY2012/13 have been reclassified following a reorganization in April 2013. (2) Since FY2009/10 1Q

Wholesale: Investment Banking

Net revenue and income before income taxes

Investment Banking (gross) (billions of yen)

33.3 33.4 44.1 47.2 45.8

Investment Banking (net)

Other 30.9 29.3 QoQ

-19%

23.8 3.7 23.8

13.2 0.4 0.4 YoY

16.4 +45%

0.6

23.4 25.6 23.3

15.8 17.7

FY2012/13 FY2013/14

2Q 3Q 4Q 1Q 2Q

Key points

Net revenue: Y23.8bn (-19% QoQ; +45% YoY)

Investment Banking (gross) revenue remained strong at Y45.8bn in line with last quarter

– Japan:

Strong demand for financing, won various ECM/DCM mandates

(#1 in Japan-related ECM/DCM league tables)1

– International:

EMEA revenues driven by sponsor2 related and FIG businesses

Increase in Leveraged Finance mandates mainly in Americas and EMEA

(1H transaction value3: +28% YoY)

Global revenues increased on closer cross-regional collaboration in areas where we have competitive advantage

Investment Banking (gross)

revenues

93.0

(billions of yen)

+42%

65.5

Inter-

national

+29%

FY2012/13 FY2013/14

1H 1H

Japan

ECM transactions

– Daiwa House PO Y138.5bn

– Dentsu PO Y121.3bn

– Kawasaki Kisen euroyen CB Y51.3bn

Future growth from solutions business

– Interest rate swaps linked to bond

issuances

– Commitment-type rights offerings, etc.

International

Expanding sponsors2 business

M&A multiproduct deals, Leveraged Finance,

Solutions, etc.

– BC Partners acquisition of Springer

Science+ Business Media(€3.3bn) /

financing ($2.6bn)

Future growth from Americas and AEJ

– Strengthen coverage in areas with

competitive advantage, build up track record

Akorn acquisition of Hi-Tech Pharmacal

($510m)

– Deals in areas of competitive advantage

Australia and New Zealand Banking

Group Euro FRN (€1.0bn)

IOOF Holdings acquisition of Trust Co

($191m)

Sunny Optical Technology PO(HKD782m)

(1) Source: ECM Thomson Reuters; DCM (corporate bonds, including self-funded) Thomson DealWatch , excludes municipalities and government agencies bonds. Jan – Sep 2013 (2) Financial sponsors (3) Source: Thomson Reuters; Transactions in which Nomura acted as lead manager.

Non-interest expenses

Full year Quarter

(billions of yen) (billions of yen)

1,600 1,575.9 483.9 500

Other 1,450.9

Business development 366.3 376.1 400

expenses 1,200

318.1

Occupancy and related 283.5

depreciation 300

Information processing 800

and communications 200

Commissions and floor

brokerage 400

Compensation and 100

benefits

(Reference) Excluding 0 0

NREH

FY2012/13 FY2013/14

FY2011/12FY2012/13 QoQ

2Q 3Q 4Q 1Q 2Q

Compensation and benefits 534.6 547.6 133.7 134.7 154.6 163.2 135.4 -17.0%

Commissions and floor brokerage 93.5 91.4 21.9 22.9 24.6 29.0 26.1 -10.0%

Information processing and 177.1 179.9 45.1 42.7 49.6 48.2 46.2 -4.1%

communications

Occupancy and related depreciation 100.9 91.5 22.1 22.2 23.1 19.8 20.8 5.3%

Business development expenses 48.5 49.0 11.2 12.1 14.5 7.9 9.5 20.5%

Other 496.2 616.5 132.2 141.6 217.6 50.0 45.4 -9.2%

Total 1,450.9 1,575.9 366.3 376.1 483.9 318.1 283.5 -10.9%

Key points

Non-interest expenses: Y283.5bn (-11% QoQ)

– Compensation and benefits declined markedly FCR1 related expenses booked in 1Q

(Approx. Y9.0bn) absent in 2Q One-off expenses related to cost reductions of Y1.4bn, down from Y2.4bn in 1Q

Bonus provisions declined due to slowdown in Japan-related businesses

– Commissions and floor brokerage declined in line with lower trading volumes

Achieved most recent Wholesale $1bn cost reduction target

Continue to adjust our cost base to ensure it is aligned with revenue opportunities and economic environment

(1) All new deferred awards granted in May 2013 include “Full Career Retirement” provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

Reference: Wholesale non-interest expenses and net revenue

(billions of yen) Expenses (USD): (USD millions)

400.0 -15%

5,000

300.0 3,892 4,000

3,322

3,000

200.0 308.1 284.6 267.3 305.9 327.4

Expenses (lhs) (billions of yen) 2,000

Expenses (rhs)

(USD millions, month-end average rate)

100.0 1,000

Revenues (USD):

+37%

400.0 5,000

300.0 3,834 4,000

2,799 385.9 378.0 3,000

200.0 333.5 259.0

221.5 Net revenue (lhs) (billions of yen) 2,000

Net revenue (rhs)

(USD millions, month-end average rate)

100.0 1,000

FY2011/12 FY2012/13 FY2013/14

1H 2H 1H 2H 1H

FX rate (month-end spot rate, half year average)

79.16 78.48 78.87 87.66 98.58

Implemented $2bn of cost reduction initiatives since Jul 2011

– While Wholesale expenses fluctuate in line with the revenue environment, exchange rates, and restructuring costs, they declined 15% on USD basis compared to FY2011/12 1H

– Revenues grew by 37% over the same period on USD basis

Achieved most recent Wholesale $1bn cost reduction target

– Cost reduction initiatives designed to improve profitability including: Integration of Global Markets businesses Integration of equities execution business Reorganization of Research and Derivatives business Reallocation of resources to areas of competitive advantage and highest returns Overhaul of IT and occupancy cost base

(1) Due to a reorganization in April 2012, FY2011/12 reported amounts for Wholesale and Segment ‘Other’ have been reclassified.

Robust financial position

Balance sheet related indicators and capital ratios

(As of September 2013)

Total assets Y41.9trn

Shareholders’ equity Y2.4trn

Gross leverage 17.6x

Net leverage1 10.9x

Level three assets (net)2 Y0.4trn

Liquidity portfolio Y6.5trn

(billions of yen)

Jun Sep2

Preliminary (Basel 3 basis) (Basel 3 basis)

Tier 1 2,155 2,187

Tier 2 357 380

Total capital 2,512 2,567

RWA3 17,969 17,836

Tier 1 ratio 11.9% 12.2%

Tier 1 common ratio4 11.9% 12.2%

Total capital ratio 13.9% 14.3%

Risk weighted assets and Tier 1 ratio

RWA (Basel 2.5) (lhs) RWA (Basel 3) (lhs)

(trillions of yen)

Tier 1 ratio (Basel 2.5) (rhs) Tier 1 ratio (Basel 3) (rhs)

20.0 16.9% 20.0%

15.1%

15.0 11.9% 11.9% 12.2% 15.0%

10.7%

10.0 10.0%

5.0 5.0%

0.0 0.0%

Fully loaded

FY2012/13 FY2013/14 Basel applied 3 2019 to

balance sheet

Sep. Dec. Mar. Jun. Sep. at end Sep

(estimate)

Level 3 assets 2 and net level 3 assets/Tier 1 capital

(billions of yen) Level 3 assets

Net Level 3 Assets

Net Level 3 Assets / Tier 1 Capital 50%

1,000

32%

25% 25% 23%

19%

500

0 0%

FY2012/13 FY2013/14

Sep. Dec. Mar. Jun. Sep.

(1) Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders’ equity. (2) Preliminary.

(3)	Credit risk assets are calculated using the internal model method.
(4)	Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.

Funding and liquidity

Balance sheet structure

Highly liquid, healthy balance sheet structure

–82% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)

–Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio2

Liquidity portfolio:

–Y6.5trn, or 15% of total assets

–Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet

(As of Sep 2013)

Assets Liabilities and equity

Unsecured funding2

More than 80% of unsecured funding is

long-term debt

Diversified sources of funding

Trading liabilities Short-term

and related1 debt

Trading assets 18%

and related1 Long-term debt due

within 1yr, 9% International Loans

23% (incl. Bank

subordinated) lending

market

Long-term Euro

Other liabilities debt, 73% MTN/Yen,

Average Japan retail bonds, Retail

Short-term borrowings etc.

maturity 77% market

Long-term approx.

Cash and cash deposits borrowings 5 years3 Euro

MTN/Other,

Other assets Wholesale

Total equity wholesale market

bonds, etc.

Breakdown of Long-term Funding of

short-term/long- debt by long-term

term debt region debt

(1) Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.

(2) Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds. (3) Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

Financial Supplement

Consolidated balance sheet

(billions of yen) Mar. 31, Sep. 30, Increase Mar. 31, Sep. 30, Increase

2013 2013 (Decrease) 2013 2013 (Decrease)

Assets Liabilities

Total cash and cash deposits 1,653 2,151 498 Short-term borrowings 738 801 63

Total payables and deposits 2,414 2,839 426

Total loans and receivables 2,630 2,859 229 Total collateralized financing 15,409 17,324 1,915

Trading liabilities 8,491 9,870 1,379

Total collateralized agreements 14,115 15,929 1,814 Other liabilities 978 984 6

Long-term borrowings 7,592 7,638 45

Total trading assets1 and private

equity investments 17,124 18,417 1,293 Total liabilities 35,623 39,457 3,834

Total other assets 2,420 2,512 92 Equity

Total NHI shareholders’ equity 2,294 2,379 85

Noncontrolling interest 25 32 8

Total assets 37,942 41,868 3,926 Total liabilities and equity 37,942 41,868 3,926

1. Including securities pledged as collateral.

Value at risk

Definition From April 1, 2013 to September 30, 2013 (billions of yen)

99% confidence level Maximum: 9.3

1-day time horizon for outstanding portfolio Minimum: 4.4

Inter-product price fluctuations considered Average: 6.4

(billions of yen) FY2011/12 FY2012/13 FY2012/13 FY2013/14

Mar. 12 Mar. 13 Sep. 12 Dec. 12 Mar. 13 Jun. 13 Sep. 13

Equity 1.4 1.3 1.0 2.4 1.3 2.6 1.9

Interest rate 6.5 5.0 6.6 6.4 5.0 5.4 5.1

Foreign exchange 2.5 1.9 1.9 2.1 1.9 1.9 1.8

Sub-total 10.4 8.1 9.5 11.0 8.1 9.9 8.7

Diversification benefit -3.2 -3.0 -2.3 -3.8 -3.0 -3.2 -3.2

VaR 7.2 5.1 7.1 7.2 5.1 6.6 5.5

Consolidated financial highlights

Full year

(billions of yen)

120 12%

107.2

100 10%

Net income 80 8%

ROE (%) 60 4.9% 6%

40 4%

11.6

20 2%

0.6%

0 0%

FY2011/12 FY2012/13

Net revenue 1,535.9 1,813.6

Income before income taxes 85.0 237.7

Net income attributable to Nomura 11.6 107.2

Holdings, Inc. (“NHI”) shareholders

Total NHI shareholders’ equity 2,107.2 2,294.4

ROE (%)1 0.6% 4.9%

Basic-Net income attributable to NHI 3.18 29.04

shareholders per share (yen)

Diluted-Net income attributable to NHI 3.14 28.37

shareholders per share (yen)

Total NHI shareholders’ equity per share 575.20 618.27

(yen)

Quarter

(billions of yen)

100 11.3% 12%

82.4

80 8.9% 10%

65.9

8%

60

4.9% 6%

40 38.1

20.1 4%

20 1.5%

2.8 2%

0.4%

0 0%

FY2012/13 FY2013/14

2Q 3Q 4Q 1Q 2Q

401.7 389.1 653.6 431.3 356.4

35.4 13.0 169.7 113.2 72.9

2.8 20.1 82.4 65.9 38.1

2,096.6 2,167.9 2,294.4 2,369.0 2,379.2

0.4% 1.5% 4.9% 11.3% 8.9%

0.76 5.44 22.23 17.78 10.29

0.74 5.33 21.55 17.24 9.99

567.43 585.27 618.27 639.99 641.90

(1)	Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income

Full year Quarter

(billions of yen) FY2012/13 FY2013/14

FY2011/12 FY2012/13

2Q 3Q 4Q 1Q 2Q

Revenue

Commissions 347.1 359.1 72.3 83.7 125.7 157.6 105.6

Fees from investment banking 59.6 62.4 17.1 13.0 21.8 25.4 23.0

Asset management and portfolio service fees 144.3 141.0 33.4 35.0 38.8 42.4 40.7

Net gain on trading 272.6 368.0 88.9 88.2 106.5 128.4 110.2

Gain (loss) on private equity investments 25.1 8.1 0.3 11.6 1.5 0.1 0.7

Interest and dividends 435.9 394.0 92.8 99.7 98.0 115.3 98.1

Gain (loss) on investments in equity securities 4.0 38.7 13.0 8.9 23.9 7.9 5.0

Other 563.2 708.8 143.4 118.8 304.0 28.2 45.1

Total revenue 1,851.8 2,079.9 461.2 459.0 720.1 505.3 428.4

Interest expense 315.9 266.3 59.5 69.9 66.5 73.9 72.0

Net revenue 1,535.9 1,813.6 401.7 389.1 653.6 431.3 356.4

Non-interest expenses 1,450.9 1,575.9 366.3 376.1 483.9 318.1 283.5

Income before income taxes 85.0 237.7 35.4 13.0 169.7 113.2 72.9

Net income attributable to NHI shareholders 11.6 107.2 2.8 20.1 82.4 65.9 38.1

Main revenue items

Full year Quarter

FY2012/13 FY2013/14

(billions of yen) FY2011/12 FY2012/13 2Q 3Q 4Q 1Q 2Q

Stock brokerage commissions (retail) 36.0 51.8 7.0 10.7 26.6 42.5 25.4

Stock brokerage commissions (other) 132.7 112.9 25.3 27.2 32.0 37.7 31.6

Other brokerage commissions 9.4 11.7 2.6 3.0 3.8 5.3 4.2

Commissions Commissions for distribution of 136.6 150.1 28.9 35.2 54.4 63.9 37.0 investment trusts

Other 32.4 32.6 8.5 7.5 9.0 8.2 7.5

Total 347.1 359.1 72.3 83.7 125.7 157.6 105.6

Equity underwriting and distribution 14.3 21.1 9.7 3.4 6.4 10.3 11.0

Bond underwriting and distribution 14.6 7.8 1.1 1.5 4.2 3.8 3.5

Fees from M&A / financial advisory fees 27.0 25.6 4.9 6.3 8.2 6.4 6.5 investment banking Other 3.7 7.7 1.4 1.8 3.0 4.9 2.1

Total 59.6 62.4 17.1 13.0 21.8 25.4 23.0

Asset management fees 108.2 105.3 24.8 26.3 29.3 32.1 30.8

Asset management Administration fees 18.4 18.6 4.4 4.5 5.1 5.6 5.5 and portfolio service

fees Custodial fees 17.7 17.1 4.3 4.2 4.4 4.6 4.4

Total 144.3 141.0 33.4 35.0 38.8 42.4 40.7

Consolidated results: Income (loss) before income taxes by segment and region

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen) FY2011/12 FY2012/13 FY2012/13 FY2013/14

2Q 3Q 4Q 1Q 2Q

Retail 63.1 100.6 11.0 20.3 57.2 81.1 40.0

Asset Management 20.5 21.2 4.6 7.3 3.9 6.7 6.2

Wholesale1 -37.7 71.7 0.2 44.4 35.7 25.2 25.3

Three Business segments total 46.0 193.5 15.7 71.9 96.8 113.0 71.4

Other1 35.2 6.6 7.3 -67.9 50.1 -7.0 -3.5

Segments total 81.2 200.0 23.1 4.1 146.9 106.1 67.9

Unrealized gain (loss) on investments in equity

securities held for operating purposes 3.8 37.7 12.4 8.9 22.8 7.2 5.0

Income before income taxes 85.0 237.7 35.4 13.0 169.7 113.2 72.9

Income (loss) before income taxes by region2

FY2012/13 FY2013/14

(billions of yen) FY2011/12 FY2012/13

2Q 3Q 4Q 1Q 2Q

Americas -24.6 25.7 15.6 1.6 2.3 -8.5 -1.3

Europe -91.5 -93.1 -40.3 0.0 -36.5 -4.4 -19.6

Asia and Oceania -12.9 -12.1 -5.0 2.6 -7.9 -0.8 2.3

Subtotal -129.1 -79.4 -29.6 4.3 -42.0 -13.7 -18.7

Japan 214.1 317.2 65.0 8.7 211.7 126.9 91.6

Income (loss) before income taxes 85.0 237.7 35.4 13.0 169.7 113.2 72.9

(1) Due to a reorganization in April 2012, FY2011/12 reported amounts for Wholesale and Segment ‘Other’ have been reclassified.

(2) Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended September 30, 2013.) Nomura’s revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

Segment “Other”

Income (loss) before income taxes

Full year Quarter

(billions of yen) (billions of yen)

60 50.1 60

35.2

40 40

20 20

6.6 7.3

0 0

-7.0 -3.5

-20 -20

-40 -40

-60 -60

-80 -67.9

-80

FY2011/12 FY2012/13 FY2012/13 FY2013/14

2Q 3Q 4Q 1Q 2Q

Net gain (loss) related to economic 8.4 1.0 1.0 0.4 0.8 7.4 -1.7 hedging transactions

Realized gain(loss) on investments in equity 0.2 1.0 0.6 -0.0 1.2 0.7 0.0 securities held for operating purposes

Equity in earnings of affiliates 10.6 14.4 3.3 4.5 5.2 5.3 8.9

Corporate items1 -32.1 17.7 -7.0 -14.8 32.9 -12.3 -8.7

Others1 48.1 -27.5 9.5 -58.0 10.0 -8.0 -2.0

Income (Loss) before income taxes 35.2 6.6 7.3 -67.9 50.1 -7.0 -3.5

(1) Due to a reorganization in April 2012, FY2011/12 reported amounts for Wholesale and Segment ‘Other’ have been reclassified.

Retail related data (1)

Full year Quarter

FY2012/13 FY2013/14

(billions of yen) FY2011/12FY2012/13 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Commissions 201.5 225.9 41.7 55.7 84.4 110.3 66.5 -39.7% 59.3%

Sales credit 59.0 80.9 16.8 20.3 28.6 29.7 24.3 -18.2% 44.5%

Fees from investment banking and other 38.2 36.8 9.4 6.6 10.4 9.8 13.4 36.0% 41.9%

Investment trust administration fees and other 47.4 49.7 12.0 12.1 13.7 14.4 13.7 -4.3% 14.8%

Net interest revenue 4.2 4.6 0.9 0.9 1.7 2.2 1.9 -14.0% 117.0%

Net revenue 350.3 397.9 80.8 95.7 138.7 166.3 119.7 -28.0% 48.2%

Non-interest expenses 287.1 297.3 69.8 75.4 81.5 85.2 79.8 -6.4% 14.3%

Income before income taxes 63.1 100.6 11.0 20.3 57.2 81.1 40.0 -50.7% 3.6x

Domestic distribution volume of investment

trusts1 8,933.9 9,027.6 1,804.8 2,198.4 3,072.4 3,427.5 2,372.2 -30.8% 31.4%

Bond investment trusts 2,869.4 2,719.2 549.2 612.1 824.0 753.7 814.2 8.0% 48.3%

Stock investment trusts 5,217.8 5,457.0 1,047.7 1,386.2 1,967.5 2,386.2 1,406.6 -41.1% 34.3%

Foreign investment trusts 846.6 851.4 207.9 200.1 281.0 287.6 151.4 -47.4% -27.2%

Other

Accumulated value of annuity insurance

policies 1,800.8 1,909.5 1,856.9 1,883.2 1,909.5 1,942.0 1,970.4 1.5% 6.1%

Sales of JGBs for individual investors 281.2 189.1 36.9 47.1 42.8 42.5 450.9 10.6x 12.2x

(transaction base)

Retail foreign currency bond sales 1,703.4 1,485.8 350.2 346.9 327.9 383.2 507.1 32.3% 44.8%

(1)	Nomura Securities.

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts

Full year Quarter

(billions of yen) (billions of yen)

180 70

150 60

Stock brokerage 120 50

commissions

40

Commissions for distribution 90

of investment trusts 30

60

20

30 10

0 0

FY2012/13 FY2013/14

FY2011/12 FY2012/13 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Stock brokerage commissions 36.0 51.8 7.0 10.7 26.6 42.5 25.4 -40.3% 3.6x

Commissions for distribution of investment

trusts1 139.9 161.5 30.2 43.2 55.7 65.3 37.5 -42.6% 24.1%

(1)	Nomura Securities.

Retail related data (3)

Retail client assets

Other

Overseas mutual funds Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities

(trillions of yen)

100

83.8 83.8 87.7 90.9

80 72.0 73.6

67.3

60

40

20

0

FY2011/12 FY2012/13 FY2012/13 FY2013/14

Mar. 12 Mar. 13 Sep. 12 Dec. 12 Mar. 13 Jun. 13 Sep. 13

Equities 37.2 46.7 33.4 38.0 46.7 50.5 53.4

Foreign currency bonds 6.2 6.6 6.3 6.7 6.6 6.2 6.1

Domestic bonds 1 12.7 12.4 12.7 12.6 12.4 12.4 12.9

Stock investment trusts 7.7 8.9 7.0 7.8 8.9 8.6 8.8

Bond investment trusts 4.4 4.9 4.2 4.4 4.9 5.3 5.6

Overseas mutual funds 1.4 1.7 1.4 1.5 1.7 1.7 1.7

Other2 2.3 2.7 2.3 2.5 2.7 3.0 2.4

Total 72.0 83.8 67.3 73.6 83.8 87.7 90.9

(1)	Includes CBs and warrants. (2) Includes annuity insurance

Retail related data (4)

Retail client assets: Net asset inflow1

Full year Quarter

(billions of yen) (billions of yen)

4,000

1,225 1,300

1,100

2,400 900

700

2,000

500

360

1,035

188 300

38 100

0 -10 -100

FY2012/13 FY2013/14

FY2011/12 FY2012/13

2Q 3Q 4Q 1Q 2Q

(1) Net asset inflow = asset inflow – asset outflow. Retail client assets exclude portion from regional financial institutions.

Retail related data (5)

Number of accounts

(Thousands) FY2011/12 FY2012/13 FY2012/13 FY2013/14

Mar. 12 Mar. 13 Sep. 12 Dec. 12 Mar. 13 Jun. 13 Sep. 13

Accounts with balance 4,985 5,025 5,003 5,006 5,025 5,069 5,090

Equity holding accounts 2,706 2,717 2,731 2,710 2,717 2,727 2,722

Nomura Home Trade / 3,773 3,747 3,823 3,846 3,747 3,822 3,881

Net & Call accounts

New Individual accounts / IT share1

Full year Quarter

(Thousands) FY2011/12 FY2012/13 FY2012/13 FY2013/14

2Q 3Q 4Q 1Q 2Q

New individual accounts 235 266 70 63 82 101 82

IT share1

No. of orders 57% 55% 54% 53% 57% 59% 58%

Transaction value 30% 31% 27% 29% 34% 36% 33%

(1)	Percentage of cash stock transactions conducted via Nomura Home Trade.

Asset Management related data (1)

FY2012/13 FY2013/14

(billions of yen) FY2011/12 FY2012/13 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Net revenue 65.8 68.9 15.4 18.8 18.3 20.2 18.6 -7.7% 20.6%

Non-interest expenses 45.3 47.8 10.9 11.5 14.4 13.5 12.5 -7.6% 14.5%

Income before income taxes 20.5 21.2 4.6 7.3 3.9 6.7 6.2 -7.8% 35.4%

Total assets under management

(trillions of yen)

40.0 36.1 36.1 36.8 37.3

31.9 32.7

AuM 30.0 27.9 29.6 27.9 29.1 30.0

(gross) 1 24.6 22.7 25.1

AuM 20.0

(net)2

10.0

0.0

FY2011/12 FY2012/13 FY2012/13 FY2013/14

Mar 12 Mar 13 Sep. 12 Dec. 12 Mar. 13 Jun. 13 Sep. 13

(1) (2) Total Net after assets deducting under management duplications from for Nomura assets under Asset management Management, (gross) Nomura . Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.

Asset Management related data (2)

Assets under management (gross) by business¹

FY11/12 FY12/13 FY12/13 FY13/14

(trillions of yen)

Mar. 12 Mar. 13 Sep. 12 Dec. 12 Mar. 13 Jun. 13 Sep. 13

Investment trust 23.0 26.5 21.7 24.0 26.5 26.4 26.8

business

Investment advisory

business 8.9 9.6 7.8 8.7 9.6 10.4 10.5

Assets under

management (gross)1 31.9 36.1 29.6 32.7 36.1 36.8 37.3

Assets under management by company

(trillions of yen) FY11/12 FY11/12 FY12/13 FY13/14

Mar 12 Mar. 13 Sep. 12 Dec. 12 Mar. 13 Jun. 13 Sep. 13

Nomura Asset Management 27.0 30.7 24.9 27.6 30.7 32.3 33.1

Nomura Funds Research

and Technologies2 2.8 2.9 2.5 2.8 2.9 2.6 2.5

Nomura Corporate

Research and Asset 1.5 1.8 1.6 1.7 1.8 1.7 1.6

Management

Nomura Private Equity 0.6 0.7 0.5 0.6 0.7 0.2 0.2

Capital

Assets under management

(gross)1 31.9 36.1 29.6 32.7 36.1 36.8 37.3

Group company overlap 7.3 8.2 6.9 7.6 8.2 7.6 7.3

Assets under management

(net)3 24.6 27.9 22.7 25.1 27.9 29.1 30.0

Asset inflows/outflows by business4

Full year Quarter

FY12/13 FY2013/14

(billions of yen) FY11/12 FY12/13

2Q 3Q 4Q 1Q 2Q

Investment trusts 295 1,099 87 354 530 544 410

business

ETFs 347 424 70 48 66 138 153

Investment advisory 513 -529 -790 58 -15 349 -157

business

Net asset inflow 808 570 -703 412 515 893 253

Domestic public investment trust market and

Nomura Asset Management market share5

(trillions of yen) FY11/12 FY12/13 FY12/13 FY13/14

Mar. 12 Mar. 13 Sep. 12 Dec. 12 Mar. 13 Jun. 13 Sep. 13

Domestic public stock

investment trusts

Market 51.2 60.0 48.3 52.9 60.0 60.5 62.4

Nomura’s share (%) 17% 18% 17% 18% 18% 18% 18%

Domestic public bond

investment trusts

Market 11.0 12.6 10.4 11.1 12.6 13.6 14.4

Nomura’s share (%) 44% 43% 44% 43% 43% 42% 42%

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.

(2) Assets under management have been reclassified to conform to the current presentation following the conversion of Nomura Funds Research and Technologies America, Inc. into a subsidiary of Nomura Funds Research and Technologies Co., Ltd. in January 2013.

(3) Net after deducting duplications from assets under management (gross). (4) Based on assets under management (net). (5) Source: Investment Trusts Association, Japan

Wholesale related data (1)

Wholesale

(billions of yen) FY2012/13 FY2013/14

FY2011/12 FY2012/13 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Net revenue 555.0 644.9 137.1 189.0 196.9 194.6 183.3 -5.8% 33.7%

Non-interest expenses 592.7 573.2 136.9 144.6 161.3 169.4 158.1 -6.7% 15.5%

Income (Loss) before income taxes -37.7 71.7 0.2 44.4 35.7 25.2 25.3 0.2% 131.0x

Breakdown of Wholesale revenues

(billions of yen) FY2012/13 FY2013/14

FY2011/12 FY2012/13 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Fixed Income 2 274.5 387.7 88.0 116.2 113.2 97.6 93.8 -3.9% 6.5%

Equities 2 181.2 172.8 32.7 41.9 59.9 67.8 65.8 -2.9% 101.5%

Global Markets 455.8 560.4 120.7 158.0 173.1 165.3 159.6 -3.5% 32.2%

Investment Banking(Net) 75.4 72.0 15.8 17.7 23.4 25.6 23.3 -8.8% 47.7%

Other 23.9 12.4 0.6 13.2 0.4 3.7 0.4 -88.3% -29.7%

Investment Banking 99.3 84.4 16.4 30.9 23.8 29.3 23.8 -18.8% 44.8%

Net revenue 555.0 644.9 137.1 189.0 196.9 194.6 183.3 -5.8% 33.7%

Investment Banking(Gross) 141.7 143.0 33.3 33.4 44.1 47.2 45.8 -2.9% 37.3%

(1) Due to a reorganization in April 2012, FY2011/12 reported amounts for Wholesale and Segment ‘Other’ have been reclassified. (2) Fixed Income and Equities figures for FY 2012/13 have been reclassified following a reorganization in April 2013.

Wholesale related data (2)

Private equity related investments

(billions of yen)

300

Terra Firma 221.3

206.4

Asia 200

Europe (excluding Terra

Firma) 104.6 103.1 104.6 107.0 102.1

Japan 100

0

FY2011/12FY2012/13 FY2012/13 FY2013/14

Mar. 12 Mar. 13 Sep. 12 Dec. 12 Mar. 13 Jun. 13 Sep. 13

Japan 65.5 52.7 58.9 53.2 52.7 52.5 51.7

Europe (excluding Terra 26.8 21.8 23.9 21.1 21.8 22.9 22.9

Firma)

Asia 1.9 2.0 1.7 1.8 2.0 1.9 1.8

Sub Total 94.1 76.5 84.6 76.2 76.5 77.4 76.4

Terra Firma 127.2 28.1 121.8 26.9 28.1 29.6 25.8

Total 221.3 104.6 206.4 103.1 104.6 107.0 102.1

Number of employees

FY2011/12 FY2012/13 FY2012/13 FY2013/14

Mar. 12 Mar. 13 Sep. 12 Dec. 12 Mar. 13 Jun. 13 Sep. 13

Japan (excluding FA) 19,598 14,123 20,039 19,877 14,123 14,654 14,454

Japan (FA) 2,011 1,907 1,981 1,951 1,907 1,911 1,923

Europe 4,014 3,618 3,940 3,747 3,618 3,485 3,459

Americas 2,420 2,271 2,425 2,316 2,271 2,240 2,243

Asia-Pacific1 6,352 6,037 6,430 6,207 6,037 5,961 5,945

Total 34,395 27,956 34,815 34,098 27,956 28,251 28,024

(1)	Includes Powai office in India.

Disclaimer

This document is produced by Nomura Holdings, Inc. (“Nomura”).

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

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This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (http://www.nomura.com) and on the SEC‘s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. The consolidated financial information in this document is unaudited.

Nomura Holdings, Inc.

www.nomura.com